Crowe

Crowe LLP
Independent Member Crowe Global

June 23, 2023

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Central Valley Community Bancorp's statements included under Item 4.01(a) of its Form 8-K to be filed on or about June 26, 2023, and we agree with such statements, except that we are not in a position to agree or disagree with the statements made in the first paragraph related to the date on which the Audit Committee completed, or whether the Audit Committee has completed, its selection process.

Crowe LLP

Crowe LLP
Sacramento, California

cc: Mr. Steven McDonald
Audit Committee Chairman
Central Valley Community Bancorp